FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 16, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

16 December 2013

RBS announces cancellation of Contingent Capital Facility with HMT

The Royal Bank of Scotland Group plc (RBS or the Group) is pleased to announce that, having received approval from the Prudential Regulatory Authority, it has terminated its £8 billion Contingent Capital Facility (CCF) with Her Majesty's Treasury (HMT) with effect from 16 December 2013. The Group has been able to cancel the CCF in light of the recent actions announced to further strengthen its capital position.

On entering into the CCF in 2009, RBS recognised the present value of the annual fees payable under the agreement (£1,208 million) as a liability and debited a contingent capital reserve within equity. Following termination of the CCF, the outstanding final annual fee of £320 million is no longer payable. The balance sheet liability for this fee will be extinguished with a corresponding entry to equity.

For further information

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Group Media Relations +44 (0) 131 523 4205

Background on the CCF:

The original CCF was agreed as part of RBS's accession to HMT's Asset Protection Scheme and subscription of B Shares in 2009. For a fee of £320 million per annum, HMT committed to subscribe up to a further £8 billion of RBS B Shares should the Group's Core Tier 1 regulatory capital ratio fall below 5%. The commitment was not attached to any type of debt security and provided no funding to the Group unless the capital ratio trigger event had occurred.

RBS entered into the facility for 5 years, due to end in 2014. The £320 million annual subscription fee represents 4% of the £8 billion commitment.

For further information on the CCF, please see the Shareholder Circular and Notice of General Meeting in relation to accession to the Asset Protection Scheme and B Share and Dividend Access Share issues.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 December 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary